May 31, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (909) 944-6605

Mr. James F. Verhey
Executive Vice President Finance and
   Chief Financial Officer
Kaiser Ventures LLC
3633 E. Inland Empire Blvd.
Suite 480
Ontario, CA  91764

      Re:	Kaiser Ventures LLC
      Form 10-KSB for the year ended December 31, 2004
      Filed April 14, 2005
      File No. 000-33433

Dear Mr. Verhey:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Financial Statements and Notes

Note 13, Equity, pages 47-49

1. We note here and on page 64 that the terms of your Class C and D units mirror the cash flow incentives provided under the Long-Term Incentive Plan ("TIP"). Please explain to us why you terminated the
TIP and subsequently issued your Class C and D units if the terms remain the same under the current plan. In addition, tell us why you consider these units as well as your Class B units to be equity securities rather than a contingent liability or compensation. In your response, please cite the relevant accounting literature that supports your accounting.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. James F. Verhey
Kaiser Ventures LLC
May 31, 2005
Page 1